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                                                              EXHIBIT 99(a)(10)

CASTLE & COOKE, INC.'S SPECIAL COMMITTEE ENGAGES ADVISORS TO CONSIDER FLEXI-VAN LEASING, INC. PROPOSAL



LOS ANGELES--(BUSINESS WIRE)--April 12, 2000--Castle & Cooke, Inc. (NYSE:CCS - news) today announced that the Special Committee of its Board of Directors has engaged Gibson, Dunn & Crutcher, as legal counsel, and Bear Stearns & Co. Inc., as financial advisor, in connection with the previously announced proposal from Flexi-Van Leasing, Inc. The Special Committee of independent directors has been appointed by the Board of Directors to consider the proposal by Flexi-Van Leasing, Inc., a corporation wholly owned by David H. Murdock, to acquire all of the outstanding shares of common stock of Castle & Cooke, Inc. not currently owned by Flexi-Van Leasing, Inc. or its affiliates.


The all-cash proposal of $17 per share is for the 73% of the common stock not already owned by David H. Murdock, Flexi-Van Leasing, Inc. or their affiliates. The per share consideration being offered places the total enterprise value, which includes the assumption of debt, of Castle & Cooke, Inc. at approximately $565 million plus transaction costs. In addition, the proposal contemplates the negotiation and execution of a binding agreement, which would contain customary terms and conditions for transactions of this type. Flexi-Van Leasing, Inc. reserves the right to terminate the proposal if a definitive agreement has not been executed by May 15, 2000.


Castle & Cooke, Inc. is a developer of residential and commercial real estate in Hawaii, California, North Carolina, Arizona, Georgia and Florida. The company also owns and operates two of the world's highest-rated resorts on the island of Lana'i in Hawaii.
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CONTACT:

     Castle & Cooke, Inc.
     Dean Estrada, 310/209-3804